Exhibit 99.2

Algerian Court of Appeal Confirms Judgment but Sentence Against OTA’s Senior Executive Suspended

Cairo, May 28, 2012: Orascom Telecom Holding S.A.E. (“OTH”) announces that yesterday evening; the Algerian Court of Appeal confirmed the judgment handed down by the Algerian Court of First Instance on 28 March 2012 against OTH’s subsidiary in Algeria, Orascom Telecom Algerie (“OTA”) which consisted of fines of 99 billion Algerian dinars (approximately USD 1.3 billion). In a welcome development, the criminal custodial sentence previously ordered against a member of OTA’s senior executive team has been suspended. However, OTA has been ordered to pay the whole amount of the fines.

The judgment relates to a previously disclosed claim brought in 2010 by the Algerian authorities alleging breaches of foreign exchange regulations.

OTA maintains that OTA and its senior executive have acted in compliance with the law and OTA is taking the necessary steps to file an appeal with the Algerian Supreme Court. The lodging of the appeal will provisionally suspend the judgment. The management in Algeria continues to have OTH’s full support.

-End-

About Orascom Telecom

Orascom Telecom is a leading international telecommunications company operating GSM networks in high growth markets in the Middle East, Africa and Asia, having a total population under license of approximately 415 million with an average mobile telephony penetration of approximately 52% as of March 31st, 2012. Orascom Telecom operates GSM networks in Algeria (“OTA”), Pakistan (“Mobilink”) and Bangladesh (“banglalink”) and has an indirect equity shareholding in Globalive Wireless Canada (“Wind Mobile”). In addition it has an indirect equity ownership in Telecel Zimbabwe (Zimbabwe) and through its subsidiary Telecel Globe, OTH also operates in Burundi and the Central African Republic. Orascom Telecom reached over 82 million subscribers as of March 31st, 2012.

Orascom Telecom is traded on the Egyptian Exchange under the symbol (ORTE.CA, ORAT EY), and on the London Stock Exchange its GDSs are traded under the symbol (ORTEq.L, OTLD LI). For more information visit www.orascomtelecom.com.

For Further Information:

Investor Relations

OTInvestorrelations@otelecom.com

Orascom Telecom Holding S.A.E.

Nile City Towers – South Tower

27th  Floor – Corniche El Nile,

Ramlet Beaulac

Cairo Egypt

Telephone	: +202 2 461 5050 / 51

Fax	: +202 2 461 5055

Website: www.orascomtelecom.com